

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 2, 2018

Shachar Daniel
Safe-T Group Ltd.
Chief Executive Officer
8 Abba Eban Ave.
Herzliya, 4672526 Israel

> **Re:** **Safe-T Group Ltd.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted January 8, 2018**
> **CIK No. 0001725332**

Dear Mr. Daniel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Prospectus Cover Page

1. We note your statement that the last reported trading price of your ordinary shares on the Tel Aviv Stock Exchange was $1.32 per share. If you intend to price the securities based on an existing home market price, you may disclose a percentage range based on that price (for example, 10% of the last reported trading price on the TASE) within which you intend to price the securities. Please revise your cover page to provide bona fide pricing information as required by Item 501(b)(3) of Regulation S-K.

Prospectus Summary

Corporate Information, page 1

2. You disclose throughout the prospectus that your clients include large financial institutions, large healthcare organizations and companies, leading insurance companies,

government agencies, industrial and commercial companies and educational institutions. Please revise to provide appropriate context to your claim by disclosing the size and geographic region of these companies and organizations as well as the scope of your agreements with these entities.

3. You state that the combined market revenue for secure data access and secure data exchange has been reported to generate revenue in 2016 in excess of $2 billion. Please revise to provide the source for this industry statistic. Further, on page 45, you reference that your Secure Data Access product is the most secure data access and secure data change solution in your segment. Please describe the industry segment to which you refer and provide comparable industry data for your segment for balanced disclosure.

4. You cite an example of a joint solution created through a partnership with SecureAuth. Please clarify whether this is a current and active partnership and, if material, explain the details of the relationship including the terms of any agreements.

Price History of Our Ordinary Shares and the ADSs, page 27

5. You disclose that your ADSs have been quoted on the OTCQB since June 27, 2017 with a closing price of $4.00 per ADS on December 19, 2017. Please clarify how many ADSs you currently have outstanding. Clarify whether these ADSs have the same rights and privileges as the ADSs that will be offered in your IPO and currently disclosed on pages 76 to 81.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 35

6. Please revise to further explain what your measure of non-GAAP gross deferred revenue is intended to convey to investors about your liquidity and how this measure is calculated. Also, provide a reconciliation to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Liquidity and Capital Resources, page 40

7. Please disclose the minimum period of time that you will be able to conduct your planned operations using only currently available capital resources without regards to the proceeds you expect to receive from the offering. Refer to Item 5.B(1)(a) of Form 20-F and Section IV of Interpretive Release 33-8350 for additional guidance. Similar revisions should be made to your risk factor disclosures on page 6.

Compensation, page 57

8.   Please revise your compensation tables to clarify the form of stock options or share-based compensation being issued, provide the title and amount of securities covered by the securities, the exercise price, the purchase price (if any), and the expiration date of the options. Otherwise please refer to Item 6.B of Form 20-F and explain why you believe it is not necessary.

Principal Stockholders, page 70

9.   Please revise to disclose the natural person(s) with investment and/or voting power of the shares beneficially owned by the entities MMCAP International Inc. SPC and Sas Holdings – Agricultural Cooperatives Society Ltd. Also, please clarify if any of your directors are affiliates of these principal shareholders.

Related Party Transactions, page 71

10.   You reference a Services Agreement and Finders Agreement with you directors, Messrs. Yuval Illuz and Eylon Geda, respectively. Please revise to clarify whether you have made or accrued any payments under these agreements and if such amounts are included in your compensation table on page 57. Also, please clarify if you generate a material amount of revenue pursuant to sales under these agreements and clarify the duration of such agreements.

11.   In your financial statement footnotes on pages F-44 and F-48, you reference a $15,000 monthly management services agreement paid to your chairman, Mr. Mizhar. Please revise to describe the material terms of this agreement. Also, please clarify if these payments are included in compensation table on page 57.

12.   On page F-36, you reference that the Second Amendment to your Merger Agreement that a group of investors will provide ongoing support and advisory services on how to conduct itself in the capital markets and operate as a public company. Please clarify if the Merger Agreement contains any material provisions that currently affect your operations and conduct.

Underwriting, page 90

13.   Please identify your underwriters and provide the plan of distribution disclosures required by Item 9.B of Form 20-F.

Exhibits

14.   Please tell us whether you intend to file the employment agreements with your executive officers and any material lease agreements and related amendments. See Item 601(b)(10) of Regulation S-K.

General

15.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

16.   Please supplementally provide us with copies of any additional graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Megan Masterson Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information
Technologies and Services

cc: Oded Har-Even, Esq.
       Zysman, Aharoni, Gayer and Sullivan & Worcester LLP